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EXHIBIT 11.1

                                  VIDAMED, INC.

                 STATEMENT RE: COMPUTATION OF NET LOSS PER SHARE
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                                                                               Three Months Ended
                                                                                    March 31,
                                                                             1996             1995
Calculation of shares outstanding for computing net loss per share:
         Weighted average shares of common
           stock outstanding                                              9,349,798        1,261,470

         SEC Staff Accounting Bulletin Nos. 55, 64                                         1,070,822
           and 83 "cheap stock"

                                                                        -----------      -----------
Total shares used in calculation of net loss per share                    9,349,798        2,332,292

Net loss                                                                $(3,330,356)     $(3,332,978)

Net loss per share                                                            ($.36)          ($1.43)


Calculation of shares outstanding for computing pro forma net loss per share:
         Shares used in computing net loss per share:
         Adjusted to reflect the effect of the assumed
           conversion of Preferred Stock from the date
           of issuance                                                          --          3,467,747
                                                                        -----------      -----------
Shares used in computing pro forma net loss per share                     9,349,798        5,800,039

Net loss                                                                $(3,330,356)     $(3,332,978)

Pro forma net loss per share                                                  ($.36)           ($.57)

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